FORM 5 / / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported / / Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Swayne II	William	M.		Telegen Corporation/TEGN				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	1840 Gateway Drive, Ste. 200						December 31, 2000		President/Chief Operating Officer

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form filed by One Reporting Person Form filed by More than
	San Mateo,	CA	94404						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
											(Instr. 3 and 4)
							Amount	(A) or (D)	Price

	Common stock		7/7/00		P3(a)		23,292	A	$1.75		23,292		D

	Common stock		6/30/00		A3(b)		100,000	A	$1.75		100,000		I	William M. Swayne II L.P.

	Common stock		6/30/00		J3(c)		87,325	A	$1.75		87,325		I	WMS Financial Planners, Inc.

	Common stock		7/7/00		J3(d)		124,974	A	$1.75		124,974		I	William M. Swayne II L.P.

	Common stock		10/19/00		J3(e)		100,000	A	(e)		100,000		I	WMS Financial Planners, Inc.

	Common stock		12/31/00		A3(f)		18,217	A	(f)		18,217		D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
SEC 2270 (3/99)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

						Code		V		(A)	(D)		Date Exercisable	Expiration Date

	Common Stock Options (right to buy)		$1.75		6/30/00		A	V		500,000(g)			(g)	(g)

	Common Stock Warrants (right to buy)		$1.75		7/7/00		J(h)			110,742			7/7/00	7/6/03

	Common Stock Warrants (right to buy)		$1.75		7/7/00		J(h)			77,917			7/7/00	7/6/03

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)
	Common Stock

	Title	Amount or Number of Shares

	Common stock	500,000		$1.75		272,000(g)		D

	Common stock	110,742		$1.75		110,742		I		William M. Swayne II L.P.

	Common stock	77,917		$1.75		77,917		I		WMS Financial Planners, Inc.

Explanation of Responses:

a)	Stock purchased in the Issuer's "1999 $1.75 Reg D" offering, which closed on July 7, 2000.
b)	Stock issued under employment contract approved by Board of Directors on 6/30/00 for services rendered.
c)	Stock issued in the Issuer's "1999 $1.75 Reg D" offering as advisor fee.
d)	Stock issued in the Issuer's "1999 $1.75 Reg D" offering as selling agent compensation.
e)	Received in exchange for 300,000 shares of Telisar Corporation (previously named eTraxx Corporation); common stock in connection with the acquisition by the Issuer of 66.7% of the outstanding shares of Telisar Corporation.
f)	Issued on 12/31/00 pursuant to year 2000 Officer's Stock Purchase Plan.
g)	Incentive stock options to purchase a total of 500,00 shares of common stock at $1.75 per share vesting at the rate of 38,000 shares per months over a twelve month period commencing 7/1/00 and exercisable for a period of 3 years. As of 12/31/00, 272,000 have vested.
h)	Three-year warrants issued in two tranches as part of selling agreement relating to the Issuer's "1999 Reg D" offering which closed 7/7/00.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ WILLIAM M. SWAYNE II **Signature of Reporting Person	March 26, 2001 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2 SEC 2270 (7-97)